Exhibit 99.2

QUARTERLY EARNINGS REPORT FOR THE 3 MONTHS ENDED MARCH 31, 2020

Dear shareholders,

Biofrontera’s overall business progress in the first three months of the year showed a mixed picture. We initially recorded encouraging revenue development at the beginning of the quarter, as well as positive regulatory and clinical developments. We also successfully reorganized the global sales and marketing infrastructure. However, following the global development due to the COVID-19 pandemic, we had to accept a sharp decline in sales in all markets at the end of the quarter. As a consequence, we were forced to implement company-wide cost-reduction measures.

Consequently, Biofrontera has also been directly affected by the global coronavirus crisis since March 2020. The decline in dermatological treatments has rapidly decreased our revenues. In addition to comprehensive cost reductions, we have immediately taken further measures to ensure business continuity. These include emergency plans to maintain central processes and measures to protect our employees. In order to ensure successful performance in the future, Biofrontera will also require fresh capital in the near term because of the crisis, which is intended to secure not only the operating business but also our strategic growth projects. This is described in more detail below.

For the period from January 1 to March 31, 2020, consolidated sales of 6.5 million euros reflect a decrease of 5% compared to the same period last year. This was due to the COVID-19 pandemic, which had a significant negative impact on business development and caused sales to come to a virtual standstill beginning in the second half of March.

In this respect, we experienced the most significant impact of the COVID-19 pandemic in the USA. While we were able to achieve product sales of 4.2 million euros in our largest market in the first quarter, this represents a decline in sales of 19% compared to 5.2 million euros in the same period last year. In early 2020, sales were slightly lower than expected due to stockpiling of Ameluz® by doctors at the end of 2019 prior to the price increase effective as of January 1, 2020. Between mid-February and mid-March 2020, we were then able to generate sales revenues in line with our original budget. However, due to the coronavirus crisis in the second half of March, revenue dropped close to zero. Official recommendations by the American Academy of Dermatology, the largest dermatology organization in the United States, to provide patients with remote diagnosis and treatment where possible during the crisis resulted in a significant decline in the number of patients treated in dermatology practices as well as temporary practice closures.

Given the increasing relaxation of measures to combat the coronavirus in some US states, we currently expect the situation outlined above to improve in the near future. Doctors’ offices are already reopening and patients are increasingly willing to visit their doctors again for the treatment of actinic keratoses (AK). In the current month of May 2020, we are already observing a slow recovery of our US business, but are unable at this stage to conclusively assess its dynamics. As the majority of our sales representatives are not yet allowed to visit doctors’ offices in person, our focus in the USA is currently on preparatory work in the area of marketing and sales, so that, if the general conditions improve accordingly, we will be able to meet the pent-up demand for photodynamic therapy (PDT) - and thus the demand for Ameluz® - as quickly and effectively as possible.

Sales in Germany kicked off the new year strongly, clearly exceeding our expectations. Despite falling sales figures in March, product sales in the first quarter of 2020 rose by 22% to EUR 1.3 million, compared to EUR 1.1 million in the first quarter of 2019. In Germany, we were able to continue marketing activities to a certain extent despite the coronavirus crisis. The label extension granted by the European Commission in March 2020 for the treatment of AK on the extremities, trunk and neck with Ameluz®, together with the excellent results of the Phase III study required for this purpose, provides us with ample opportunity for discussion with dermatologists. According to the feedback we have received, some patients are actually preferring to undergo PDT during the current crisis with its contact restrictions as they are less concerned about the potentially visible side effects of the treatment.

Sales generated in the rest of Europe amounted to approximately EUR 0.8 million, compared to EUR 0.6 million in the same period last year. This increase was due to higher deliveries to license partners, but also to the sales revenues generated in Spain. Revenue growth was exceptionally strong prior to the strict lockdown restrictions introduced in Spain due to the COVID-19 pandemic, which makes us confident that revenue will recover quickly once the restrictions are lifted.

On the regulatory side, we were also able to report growth-promoting successes during the first quarter. On top of the above-mentioned EU-label extension for Ameluz®, the results of the follow-up phase of the comparative clinical trial for daylight PDT were included in the product information (SmPC). The significantly lower recurrence rates of Ameluz® in comparison to the competitor products Metvix® and Luxerm® again document the superior efficacy of our product. We expect continued strong sales growth in Europe as a result of the label expansion, once restrictions due to the COVID-19 pandemic are eased.

Biofrontera AG Quarterly earnings report for the period ended March 31, 2020	1

During the reporting period, the first patients enrolled in the pharmacokinetics study in the USA were treated to evaluate the safety of PDT using three tubes of Ameluz®. This study is a prerequisite for the treatment of larger body areas with several tubes of Ameluz® and aligning reimbursement modalities with those of the competitor product. Following a temporary interruption of the study, patient screening has already been resumed following the first relaxation of the contact ban in the USA. We are also working diligently to complete the development and the application for approval of the new BF-RhodoLED® XL lamp, which enables the application of Ameluz® on larger areas. And we are continuing to pursue patient recruitment in the phase III study for the treatment of basal cell carcinoma with Ameluz® in the United States. Despite the difficult conditions, we are striving to maintain the various clinical trials and to meet the communicated timelines to the extent possible.

In January, following the reorganization of the US-subsidiary Biofrontera Inc., we also restructured the sales organization in Europe. In the course of this restructuring, Christoph Dünwald resigned from his position as Chief Sales Officer (CCO) in order to pursue new challenges. Biofrontera’s worldwide sales organization now stands on two pillars: sales and marketing in the USA, Biofrontera’s largest market, and the unified management of all sales organizations in Europe.

There was also positive news beyond our geographical key markets. Subsequent to the end of the first quarter, on April 20, 2020, we signed an exclusive licensing agreement with Maruho Co. Ltd, Japan, for the commercialization and further development of Ameluz® in all indications in East Asia and Oceania. This partnership gives us the opportunity to generate long-term revenues in markets at low cost and low business risk that we will not be able to serve with our own resources in the foreseeable future. We will continue to focus on the USA and Europe, which are the most significant and already established markets for us. The agreement has a term of 15 years from the commencement of sales and includes milestone payments, royalties on sales and, above all, an immediate upfront payment of EUR 6 million. This one-time payment has already been received and is currently helping Biofrontera to ensure the necessary level of liquidity and maintain business operations during the unprecedented crisis. However, in order to maintain sufficient liquidity for the ongoing business operations and to further exploit the market potential of its products in the already approved as well as in new indications, Biofrontera still depends on the capital increase proposed in the Annual General Meeting to be held on May 28, 2020.

The aforementioned realignment of our sales organization is only one of many measures initiated to exploit Biofrontera’s growth potential. In the USA, we intend to further improve the positioning of our products and further accelerate market penetration through our new sales and marketing leadership. In particular, the already established product Ameluz® can now be marketed even more specifically and efficiently taking profit from the experience gained in the past and systematically generated market data. In combination with an equally more efficient exploitation of the market potential of Xepi™, we expect a further sustainable growth impulse in the USA. In addition, we are pushing ahead with the above-mentioned clinical studies in order to open up additional large sales markets for Ameluz®. The aim is initially to achieve the same marketing approvals for the U.S. market as in Europe. Additionally, a very large market for PDT in the United States is moderate to severe acne. The necessary clinical studies are expected to begin as early as this year. The faster Biofrontera implements the study program, the faster sales can be expanded in this additional market.

All these promising long-term initiatives require additional financial resources for investment in further growth. We initially intended to cover the capital requirements during the first quarter by issuing mandatory convertible bonds. On March 23, 2020, however, we had to withdraw our subscription offer for these bonds, as the capital markets had been hit by severe turbulences due to the rapidly progressing coronavirus crisis. The share price on March 23, 2020 was approximately 54% lower than the nominal value of the mandatory convertible bonds of EUR 5.00. The DAX closed at around 8,500 points on March 23, 2020. International stock markets had also developed considerably disadvantageously. For example, after the Dow Jones Index had climbed to around 29,500 points on February 12, 2020, it dropped to a multi-year low of around 18,600 points on March 23, 2020.

As previously mentioned, the crisis has also led to a decline in the number of treatments and thus to a sharp drop in sales. This situation puts an additional burden on the short-term liquidity position. Although there is adequate availability of funds at present, it is not certain that business operations can be maintained for at least another twelve months without additional funding. Therefore, Biofrontera requires additional capital not only for the intended business growth, but also to secure ongoing operations.

Biofrontera AG Quarterly earnings report for the period ended March 31, 2020	2

Given these circumstances, we have decided to propose an ordinary capital increase of up to 20% of our share capital to the Annual General Meeting scheduled for May 28, 2020. We trust our shareholders will support this proposal. The capital increase is vitally important for Biofrontera and for its future development. It would provide the company with sufficient liquidity in the medium term as well as provide important flexibility for its strategic growth projects. Above all, the proceeds from the capital increase would enable us to better exploit the existing market potential for actinic keratosis with Ameluz® and for impetigo and MRSA with XepiTM through our reorganized sales structure in the USA. Furthermore, the guaranteed progression of clinical trials would pave the way for the development of potential new growth markets, such as the treatment of acne with Ameluz® in the US.

This capital increase is planned to be offered as rights offering to all shareholders - each shareholder will have the opportunity to participate in the capital measure regardless of his or her approval at the Annual General Meeting. The Annual General Meeting will merely create the necessary framework for the capital increase. The decision on participating in the company’s financing remains entirely with the shareholders. We would therefore like to call on all shareholders to exercise their voting rights and, by approving the capital increase, to create the foundation for accelerated future growth of the company.

Furthermore, the Management Board and the Supervisory Board have proposed to the Annual General Meeting on May 28, 2020, to create new authorized capital in order to provide Biofrontera with appropriate, fully common and versatile means of action in the future. In the wake of the Corona crisis, the necessity and usefulness of such resolutions is particularly evident.

The strategic growth drivers, which will allow Biofrontera to profit in the long term, remain intact. Actinic keratosis is a large market, both in the USA and in Europe; the reimbursement framework in the USA continues to expand; we continue to be granted important label extensions for Ameluz®; daylight PDT is gaining additional acceptance in Europe; and the demand for new antibiotics is undisputed. The strategic deployment of the proceeds should significantly accelerate revenue growth once the acute coronavirus crisis is behind us. We expect a return to the growth path later this year. With accelerated revenue growth, Biofrontera is expected to become profitable. We believe that given the necessary financial resources, Biofrontera has the potential to emerge stronger from the crisis than it was before.

Biofrontera AG Quarterly earnings report for the period ended March 31, 2020	3

Key group figures in accordance with IFRS

In EUR thousands (unless stated otherwise)	Q1 2020 unaudited	Q1 2019 unaudited
Results of operations
Sales revenue	6,743	6,808
Gross profit	5,674	5,846
Research & development costs	1,311	(1.088)
General administrative costs	2,232	(1,974)
Sales costs	8,698	(5,554)

Loss from operations	(6,567)	(2,770)
Loss before income tax	(5,498)	(2,637)
Total loss for the period	(6,082)	(2,980)

In EUR thousands (unless stated otherwise)	March 31, 2020 unaudited	December 31, 2019
Key balance sheet figures
Total assets	50,451	58,363
Current liabilities	9,597	11,578
Non-current liabilities	36,592	36,830
Equity	4,263	9,955

Cash and cash equivalents	7,750	11,119

Number of employees	160	174

Biofrontera share
Shares outstanding	44,849,365	44,849,365
Share price (Xetra closing price in EUR)	2,78	4,60

Biofrontera AG Quarterly earnings report for the period ended March 31, 2020	4

Biofrontera Group financial position and performance

Sales revenue

In Q1 2020, total sales of EUR 6,473 thousand were achieved, a decrease of 5% compared to the same period last year (previous year period: EUR 6,808 thousand), with the current COVID-19 pandemic significantly impacting the Company’s business. The most significant effects were recorded in the USA, our largest market. There, we generated product sales in the amount of EUR 4,181 thousand compared to EUR 5,171 thousand in the same period last year. This represents a 19% decline in revenue compared to the first quarter of 2019. Sales in Germany amounted to EUR 1,310 thousand, an increase of 22% compared to the first quarter of the previous year (previous year period: EUR 1,073 thousand). Revenues in the rest of Europe amounted to EUR 819 thousand, an increase of 45% compared to EUR 564 thousand in the same period of the previous year.

Gross profit

Gross profit on sales declined by EUR 172 thousand in the reporting period to EUR 5,674 thousand compared to EUR 5,846 thousand in the same period last year. The gross margin remained almost unchanged at 88% (previous year period: 86%).

Research and development costs

Research and development costs amounted to EUR 1,311 thousand in the first three months of 2020, an increase of EUR 223 thousand or 21% compared to the first quarter 2019 (previous year period: 1,088 thousand). The rise reflects increased regulatory work. Research and development costs primarily include costs for clinical studies as well as regulatory expenses, such as fees for maintaining and extending our regulatory approval.

General administrative costs

General administrative expenses amounted to EUR 2,232 thousand in the first quarter of 2020, an increase of EUR 258 thousand or 13% compared to the first quarter 2019 (previous year period: EUR 1,974 thousand). The increase is mainly due to the further development of our organizational structures during the course of the previous year.

Sales costs

Sales and marketing costs totaled EUR 8.698 thousand, an increase of EUR 3.144 thousand or 57% compared to the same period in 2019 (previous year period: EUR 5,554 thousand). The increase is primarily due to the periodic amortization of the Xepi™ license in the amount of EUR 519 thousand as well as the extraordinary impairment in the amount of EUR 2,001 thousand resulting from the revaluation of the Xepi™ license in light of the current market situation. Both impairments do not have an impact on our cash situation. The increased expenses also include higher costs due to the further expansion of the US sales organization.

Biofrontera AG Quarterly earnings report for the period ended March 31, 2020	5

Interest expenses and income, other expenses and income

Interest expenses primarily include interest on the EIB loan and on the 2017/22 convertible bond using the effective interest method. Interest income mainly includes income from the adjustment of the performance component on the EIB loan based on the current share price of the Company in the amount of EUR 215 thousand and the reduction of the purchase price liability to Maruho due to the adjusted business plan and the related impairment of XepiTM in the amount of EUR 341 thousand.

Other income mainly includes income from the currency translation of the US dollar-based group-internal loans.

Loss before income tax

In the first three months of 2020, the loss before tax amounted to EUR 5,498 thousand, a decline of EUR 2,861 thousand compared to a loss of EUR 2.637 thousand in the prior-year period. This change is mainly due to the negative sales development described above, the impairment of the Xepi™ license as well as further expanding the company’s operating activities.

Net assets

The value of the Xepi™ license was reviewed at the balance sheet date by means of an impairment test, which also took the current market situation influenced by the COVID-19 pandemic and the resulting delays in the market penetration of Xepi™ into account. This resulted in a non-cash extraordinary impairment of EUR 2,001 thousand.

Total assets decreased from EUR 58,363 thousand as of December 31, 2019 to EUR 50,451 thousand as of March 31, 2020.

The fully paid in share capital of Biofrontera AG amounted to EUR 44,849 thousand as of March 31, 2020 and is divided into 44,849,365 registered shares with a nominal value of EUR 1.00 each. On March 31, 2020, equity amounted to EUR 4,263 thousand compared to EUR 9,955 thousand on December 31, 2019.

Financial position

Cash and cash equivalents amounted to EUR 7,750 thousand as of March 31, 2020, a decrease of EUR 3,369 thousand compared to December 31, 2019.

To date, the Group has been able to meet its payment obligations at all times. The company’s current level of liquidity is sufficient due to the drawdown of the second tranche of the EIB loan in February 2019 as well as the receipt of the EUR 6.0 million down payment from Maruho as part of the licensing agreement signed in April 2020. A further capital increase, scheduled for March 2020, was withdrawn due to the corona crisis. Biofrontera plans to raise capital during the course of 2020 and has submitted a corresponding proposal for resolution to the Annual General Meeting to be held on May 28, 2020. There is no guarantee that Biofrontera will be able to successfully carry out any such capital measure at a later date. Should this no longer be possible due to an ongoing crisis caused by the COVID-19 pandemic or any other reason, this would pose a threat to the going-concern status of the Biofrontera Group.

Outlook

Since March 2020, business activities have been directly affected by the effects of the COVID-19 pandemic. During the crisis, chronic diseases such as actinic keratosis were not the main focus of medical attention. As it is currently impossible to foresee how long and how strongly the pandemic will affect the economy and our business, no reliable estimate or more precise quantification of the specific implications for sales and earnings can be made for the 2020 financial year. For this reason, Biofrontera’s ability to forecast is still significantly impaired. Therefore, the company is unable at this point to make any reliable forecasts regarding the course of business in 2020 that go beyond the statements made in the annual report.

Biofrontera AG Quarterly earnings report for the period ended March 31, 2020	6

Consolidated balance sheet as of March 31, 2020

Assets

in EUR thousands	March 31, 2020 unaudited	December 31, 2019
Non-current assets
Tangible assets	5,103	5,230
Intangible assets	20,832	22,848
Deferred taxes	7,794	7,794
Total non-current assets	33,729	35,872

Current assets
Current financial assets
Trade receivables	2,841	5,031
Other financial assets	790	1,077
Cash and cash equivalents	7,750	11,119
Total current financial assets	11,381	17,227

Other current assets
Inventories	4,228	4,065
Income tax reimbursement claims	5	4
Other assets	1,108	1,195
Total other current assets	5,341	5,264

Total current assets	16,723	22,491
Total assets	50,451	58,363

Biofrontera AG Quarterly earnings report for the period ended March 31, 2020	7

Equity and liabilities

in EUR thousands	March 31, 2020 unaudited	December 31, 2019
Equity
Subscribed capital	44,849	44,849
Capital reserve	118,204	118,103
Capital reserve from foreign currency conversion	(582)	(288)
Loss carried forward	(152,709)	(145,351)
Loss for the period	(5,499)	(7,358)
Total equity	4,263	9,955

Non-current liabilities
Financial debt	21,931	22,110
Other financial liabilities	14,661	14,720
Total non-current liabilities	36,592	36,830

Current liabilities
Current financial liabilities
Trade payables	3,282	4,196
Current financial debt	1,162	1,212
Other financial liabilities	157	99
Total current financial liabilities	4,601	5,507

Other current liabilities
Income tax	11	11
Other provisions	3,062	3,495
Other current liabilities	1,923	2.565
Total other current liabilities	4,996	6,071

Total current liabilities	9,597	11,578
Total equity and liabilities	50,451	58,363

Biofrontera AG Quarterly earnings report for the period ended March 31, 2020	8

Consolidated statement of comprehensive income for the first three months of the fiscal year 2020

in EUR thousands	Q1 2020 unaudited	Q1 2019 unaudited
Sales revenue	6,473	6,808
Cost of sales	(799)	(963)
Gross profit from sales	5,674	5,846

Operating expenses
Research and development costs	(1,311)	(1,088)
General administrative costs	(2,232)	(1,974)
Sales costs	(8,698)	(5,554)

Loss from operations	(6,567)	(2,770)

Interest expenses	(434)	(357)
Effective interest expenses	(72)	(51)
Interest income	564	5
Other expenses	(7)	(58)
Other income	1,019	594
Other income from the PPA (Badwill)

Loss before income tax	(5,498)	(2,637)
Income tax	(1)	-
Loss for the period	(5,499)	(2,637)

Expenses and income not included in loss	(5,499)	(2,637)
Items, which may in future be regrouped into the comprehensive income statement under certain conditions.	(583)	(342)
Translation differences resulting from the conversion of foreign business operations
Other income total	(583)	(342)

Total loss for the period	(6,082)	(2,980)

Basic / diluted earnings per share in EUR	(0.14)	(0.06)

Biofrontera AG Quarterly earnings report for the period ended March 31, 2020	9